Exhibit 21.1
SONDER HOLDINGS INC.
SUBSIDIARIES
As of December 31, 2022

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Hospitalité Sonder Canada Inc.	Quebec, Canada
Sonder Canada Inc.	Quebec, Canada
Sonder Group Holdings LLC	Delaware, USA
Sonder Holdings LLC	Delaware, USA
Sonder Holiday Homes LLC	Dubai, United Arab Emirates
Sonder Hospitality Spain, S.L.U.	Spain
Sonder Hospitality UK Ltd	England and Wales
Sonder Hospitality USA Inc	Delaware, USA
Sonder Italy S.r.l.	Italy
Sonder Stay Mexico, S. de R.L. de C.V.	Mexico
Sonder Technology Inc.	Delaware, USA
Sonder USA Inc.	Delaware, USA

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Sonder Holdings Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of latest fiscal year.